EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,				Year Ended December 31,
	2005		2004		2004		2003		2002		2001		2000

Net Income	$28,706		$29,542		$127,091		$238,213		$142,202		$131,956		$126,271
Fixed Charges	15,429		12,839		50,393		44,536		42,424		41,312		37,682
Adjusted Earnings	$44,135		$42,381		$177,484		$282,749		$184,626		$173,268		$163,953

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$15,429		$12,839		$50,393		$44,536		$42,424		$41,312		$37,682

Total Fixed Charges	$15,429		$12,839		$50,393		$44,536		$42,424		$41,312		$37,682

Ratio of Earnings to Fixed Charges	2.86	x	3.30	x	3.52	x	6.35	x	4.35	x	4.19	x	4.35	x